June 12, 2007

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C.  20549-6010

RE:	BAUSCH & LOMB INCORPORATED FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 FILED APRIL 25, 2007 FILE NO. 0001-04105

Dear Mr. Cascio:

This letter is in response to the comments contained in your letter to the company dated May 30, 2007 and received via fax May 30, 2007. The item captions and numbering in this response correspond to those in your letter. We have repeated your comments to provide additional clarity in our response.

Form 10-K for the fiscal year ended December 30, 2006

Item 1. Business, page 4

(a) Restatement of Previously Issued Financial Statements, page 4

1.  We reference the disclosure that the company is working toward filing its Quarterly Reports on Form 10-Q for the third quarter of 2005, the first, second and third quarter of 2006 and the first quarter of 2007. Please tell us the status of these filings and when you expect to file the quarterly reports.

Response to Comment 1:  On May 30, 2007, the company filed quarterly reports on Form 10-Q for the first quarters of 2007 and 2006. The company is working diligently to complete the remaining filings before the end of June, 2007, and management believes that this timeline is achievable. However, the company cannot provide assurance as to when it will have completed all outstanding filings.

Consolidated Financial Statements

Note 10. Provision for Income Taxes, page 80

2.  We see that you received a Notice of Final Partnership Administrative Adjustment from the IRS and that asserted adjustments could increase tax liabilities by $200 million. Please tell us why you have not made any financial provision for the additional taxes, penalties or interest. Clarify why the amount of loss is not probable and estimable under SFAS 5 at December 31, 2006.

Response to Comment 2:  For the December 30, 2006 financial statements, the company analyzed the matter referenced in Note 10, Provision for Income Taxes, including the Notice of Final Partnership Administrative Adjustment from the IRS, in accordance with SFAS 5. Management gave consideration to the fact that this matter involves complex assertions regarding partnership tax matters, and the corresponding effect of those assertions on the company. The Notice from the IRS, which relates to the 1999 tax year of the affected partnership, involves a 1993 financing transaction that permitted the company to raise low cost equity capital, which in turn allowed the company to reduce its balance sheet debt. The company is defending its tax position vigorously, and has commenced an action in the United States Tax Court, asserting a number of substantive and procedural defenses, as noted in the company's disclosure. Management continues to believe that its position will be sustained.

SEC File No. 1-4105
June 12, 2007

Management has considered, under paragraphs 8 and 36 of SFAS 5, such factors as the nature of the claim, the opinions of legal counsel and other advisors, the experience of other enterprises, and the probability in this matter of an outcome unfavorable to the company's position. Management also gave consideration to paragraph 37 of SFAS 5, which states that the filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate. Based on these evaluations, management has determined that the potential loss was not probable at the time of the filing of the Annual Report on Form 10-K for the year ended December 30, 2006 (the "2006 10-K"), and as a result, the company has not made any further provision for additional taxes, penalties or interest.

In addition, management considered the further guidance in Paragraph 37 that states that if an unfavorable outcome is determined to be reasonably possible, but not probable, disclosure of the possible loss is appropriate. As a result, the company’s 2006 10-K filing disclosed the amounts asserted by the IRS in the FPAA.

Note 19. Other Matters, page 101

Legal Matters, page 103

3.  We note that you have been named as a defendant in approximately 344 product liability lawsuits. Please tell us the amount of damages that have been specified in the product liability lawsuits. Additionally, tell us the provision that has been recorded in connection with a small number of claims. Please also clarify why any additional liability is not probable and estimable or at least why range of loss could not be disclosed.

Response to Comment 3:  The vast majority of the approximately 344 product liability lawsuits described in the 2006 10-K (the "Product Liability Suits") include only generalized allegations of damages in which the total damage amount claimed is specifically tied to the jurisdictional threshold applicable to the court in which the particular lawsuit is brought. For example, in the vast majority of the Product Liability Suits brought in federal courts, the damages claimed follow in substance the formulation "in excess of $75,000". A small number of the Product Liability Suits allege a specific damage amount that is higher than the applicable jurisdictional threshold would require. Based on a review of the damages asserted in the complaints filed in the Product Liability Suits, the total amount of damages claimed is in excess of $200 million. It is important to note that this number is derived solely from the damage amounts cited in such complaints, and may have no relationship to actual damages suffered or that may be proven or awarded at trial.

As noted in the 2006 and 2005 10-K, selling, administrative and general expense includes charges of $1.7 million for settled, unlitigated claims. The company has, at the end of 2006, a remaining liability of $321,000 related to approximately 10 claims, as to which substantive settlement discussions are considered ongoing.

To assess the need for reserves for loss contingencies arising from litigation and other proceedings, based on our understanding of SFAS 5, we accrue an "estimated loss from a loss contingency...by a charge to income if both of the following conditions are met: (a) Information available prior to issuance of the financial statements indicates that it is probable that...a liability had been incurred at the date of the financial statements.... (b) The amount of the loss can be reasonably estimated." (SFAS 5, Paragraph 8.) As part of deciding whether a reserve is appropriate for any proceeding to which we are a party, and the amount of any such reserve, management evaluates the potential outcome of the various legal proceedings, working in close consultation with legal counsel and otherwise as contemplated by paragraph 36 of SFAS 5. In each case where no reserve is established as to a proceeding, that decision is based on the fact that one or both of the requirements of SFAS 5 paragraph 8 have not been satisfied as to that proceeding. We carefully evaluate legal contingencies against this standard, and our consolidated financial statements reflect all accruals by the Company as contemplated by SFAS 5.

SEC File No. 1-4105
June 12, 2007

As to the Product Liability Suits, based on consideration of relevant facts and circumstances, management has determined that liability is neither probable nor estimable at the time of the filing of the 2006 10-K. The factors supporting management's conclusion include, among other things, the fact that the matters are in the early stages, with very little fact discovery either of the company or of the plaintiffs, there is minimal available information about individual plaintiffs' claims, including the nature, extent or severity of injury, or the causal factors contributing to a particular injury, there has been no determination of key legal issues, experts from the plaintiffs' or the company's side have neither been identified nor deposed, and plaintiffs have not articulated their theories of liability against the company. As a result, in consultation with counsel for the company, we have been unable to determine that an outcome adverse to the company is either probable or reasonably possible and we cannot make a reasonable, informed estimate of the possible loss or range of possible loss. With due consideration for the disclosure provisions of SFAS 5, we have disclosed the existence and nature of these proceedings and other related information with respect thereto, but have not made a disclosure of any estimate of possible loss or range of loss as no reasonable estimates of a possible loss or range of loss for such proceedings could be made.

Note 22, Quarterly Results, Stock Prices and Selected Financial Data (Unaudited), page 112

4.  When you file the September 30, 2005 Form 10-Q, please include unaudited restated condensed financial statements in a level of detail consistent with Rule 10-01(a) and (b) of Regulation S-X for each of the four quarterly periods in 2005 and 2004.

Response to Comment 4:  On May 30, 2007, the company filed its Form 10-Q for the first quarter of 2006.  This filing satisfied the requested information for the first quarterly period of 2005. The company is working diligently to complete its Form 10-Q for the second and third quarters of 2006, as well as its Form 10-Q for the third quarter of 2005, by the end of June 2007. The remaining 2006 filings will satisfy the requested information for the second and third quarterly periods of 2005 and the 2005 third quarter filing will include the requested information to satisfy the requirements for the first three quarterly periods in 2004. The required information for the fourth quarters of 2005 and 2004 were included in the company’s Form 10-K for the fiscal year ended December 31, 2005 filed on February 7, 2007.

Company Acknowledgments

Finally, as requested, the company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States

We trust that the above explanations provide sufficient information relative to your review of our Annual Report on Form 10-K for the fiscal year ended December 30, 2006. Please contact me should you have further inquiries.

Sincerely,

/s/ Efrain Rivera
Efrain Rivera
Senior Vice President and
Chief Financial Officer

ER/swn

cc:           Kristen Lochhead